Exhibit 99.1

DHT Names Board Member Randee Day Acting Chief Executive Officer

ST. HELIER, CHANNEL ISLANDS, Mar 11, 2010 — DHT Holdings, Inc. (NYSE: DHT) announced today that Board member Randee Day has been named acting Chief Executive Officer of DHT Holdings, Inc. and DHT Maritime, Inc., effective April 1, 2010.  Ms. Day will remain on the Board of Directors of both companies, but will not continue on the Audit, Nominating and Corporate Governance, and Compensation Committees.

Ms. Day succeeds Ole Jacob Diesen, who will step down as Chief Executive Officer on March 31, 2010.  Mr. Diesen, who has been CEO since DHT’s initial public offering in 2005, was instrumental in developing DHT Maritime’s existing operating platform and the new corporate structure announced last week. This transition follows a comprehensive review of DHT’s strategy by the Board and management beginning in 2009.  The Board and Mr. Diesen concluded it would be in DHT’s best interests to turn to new leadership as the Company pursues a more growth-oriented strategy going forward.  Mr. Diesen will continue to work with DHT as a consultant for the next six months.

The DHT Board of Directors will conduct a search over the next few months for a permanent CEO and will evaluate both internal and external candidates.  Ms. Day has indicated she would be a candidate for this position.

Erik A. Lind, Chairman of the Board of Directors, said, “We are indeed pleased that Randee Day has accepted our offer to become DHT’s acting CEO.  Her distinguished career in the shipping industry spans nearly 35 years, and she is one of the industry’s most highly regarded financial executives. Throughout her career, she has demonstrated strong leadership qualities, both as a business originator and the initiator of innovative financial solutions.  We are confident she will successfully advance the strategic objectives and growth plans endorsed by the Board.  Her appointment follows the recent creation of a new holding company structure and the appointment of veteran shipping executive Einar Michael Steimler to the Board, both important steps in the company’s evolution.”

Randee Day said, “I am very pleased to serve DHT in this position at this important juncture in the Company’s evolution and am committed to executing on our strategy.  With DHT’s stable cash flows, proven ability to access the capital markets, strengthened balance sheet and financial flexibility, I believe it is well positioned to capitalize on prudent growth opportunities that are available to those able to deploy capital in the current shipping market.”

Ms. Day has served as a board member and Chair of the Audit Committee of DHT Maritime since the company’s initial public offering in 2005.  Since 2004, she has been Managing Director and Head of Maritime Investment Banking at the Seabury Group, a global advisory and investment banking firm for transportation companies.  Before joining Seabury, Ms. Day was CEO of Day and Partners, a strategic advisory and restructuring firm that she founded with UK private investors in 1985. Prior to the formation of Day and Partners, she headed up JP Morgan’s Shipping Group in New York.

She has been a board member of TBS International Ltd, since 2001, and serves as the Chair of the Audit Committee and is a member of the Governance Committee. From 2008 to 2009, she served as a director of Ocean Rig ASA, Oslo, Norway.  Ms. Day holds a Bachelor of Arts degree in International Relations from the University of Southern California.

About DHT Holdings, Inc.
DHT Maritime, Inc., a wholly owned subsidiary of DHT Holdings, Inc., operates a fleet of double-hull crude oil tankers. The company’s fleet currently consists of three very large crude carriers, which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or ‘‘dwt,’’ two Suezmax tankers, which are tankers ranging in size from 130,000 to 170,000 dwt, and four Aframax tankers, which are tankers ranging in size from 80,000 to 120,000 dwt. The company’s fleet principally operates on international routes and had a combined carrying capacity of 1,656,921 dwt and a weighted average age of 9.7 years as of December 31, 2009.

Contact: DHT Holdings, Inc.
Eirik Ubøe, +44 1534 639 759 and +47 412 92 712
info@dhtmaritime.com and eu@tankersservices.com

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